January 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Matthew Crispino – Staff Attorney

Re:	India Ecommerce Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed December 14, 2011
File No. 333-174889

Dear Mr. Crispino:

This letter sets forth the responses of India Ecommerce Corporation ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 23, 2011.  Each numbered paragraph below responds to the comment having the same number in the December 23 comment letter.

Responses to Comments:

1.
Following review of Release No. 33-6932 the company continues to believe that it is not a “blank check” company. Specifically, in addition to the lack of a plan to engage in a merger or acquisition with an unidentified company or other entity, the Company has a specific plan and purpose, and has revised the S-1 the better describe its plan and purpose.  Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean any development stage company issuing a penny stock that “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” In Securities Act Release No. 33-6932, released April 13, 1992, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in section II titled “Discussion of the Rules” subsection “A. Scope of Rule 419”, the following: “. . . start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

Additional detail has been added concerning the Company’s plans for obtaining additional financing (page 12-13) and a table has been added detailing which activities the Company will be able to undertake in order to complete its first commercial website at lesser funding amounts than the budgeted $1,200,000 (page 14).

We are mindful of your expressed need to scrutinize S-1’s to detect attempts to create an appearance that there is an express business plan where none exists.  While prior versions of the S-1 may not have been as specific as desired, the Company in fact does have a specific business plan that we believe is now adequately described in the amended S-1.

2.
The “Board of Advisors” referred to in the Company’s business plan is unofficial and functions merely to give advice to the Company.  None of these advisors are officers or directors of the Company.  Language explaining the status of the “Board of Advisors”, how it is contacted by the Company’s management, and a brief description of the reason why each of these advisors were named, has been added at page 22.

3.	The requested table indicating anticipated activities at lesser funding levels has been added at page 14.

4.
There is no contract or other arrangement between the Company and Covetus.  The existing websites were developed by the Company and are the property of India eCommerce.  The links have been corrected in the S-1 to addresses on the India eCommerce server. (page 19).

5.	The Shaboom shares were erroneously included in the director and officer total and have been removed from that total (page 23). Shaboom remains listed in the table as a 5% stockholder.

6.	The requested disclosure regarding acquisition of shares by the selling shareholders has been added to the Selling Shareholders table. (page 26).

7.
The quoted language has been corrected to make it clear that only the last offering of 4,500,000 shares at $0.02 was made to investors who are not affiliates.  Disclosure has been added concerning the identity of these investors as the selling shareholders at page 32.  None of the agreements from the private placements defined the rights of security holders within the meaning of Section 601(b)(4) of Reg. SK, so none were added as exhibits.

8.	The language has been revised.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/Ashish Badjatia
Ashish Badjatia
President